Exhibit A-4

Capital structure of PacifiCorp group companies at Sept. 30, 2005.

PacifiCorp Consolidated

	($ in millions)	(%) of total capitalization
Short-term debt (1)	$416.5	5.2%
Long-term debt	3,940.1	49.0%
Preferred stock subject to mandatory redemption	45.0	0.6%
Preferred stock	41.3	0.5%
Minority interest	34.0	0.4%
Common stock equity	3,566.4	44.3%

Total	$8,043.3	100.0%

Notes:

The above table excludes all current accounts (both payables and receivables) relating to trading, interest and dividends

(1)	Includes long-term debt currently maturing.

Attachment 1

Information for inclusion in the Rule 24 certificate filing

For the quarter ended 30 September 2005

Shares issued:	Quest 1997	Quest 2000	LTIP	ESOP	PSIP	ExSOP 2001	Old ExSOS	TOTAL ESPs	Other share issues	GRAND TOTAL
- in quarter	0	0	0	571,001	2,232,148	0	0	2,803,149	0	2,803,149

- from 1 April 2004 to end of quarter	0	0	0	4,043,190	7,404,164	0	0	11,447,354	0	11,447,354

Options granted (for which shares will need to be issued at a future time):	Quest 1997	Quest 2000	LTIP	ESOP	PSIP	ExSOP 2001	Old ExSOS	TOTAL ESPs	Other options granted	GRAND TOTAL
- in quarter	0	0	0	0	0	0	0	0	0	0

Shares issuable:	Quest 1997	Quest 2000	LTIP	ESOP	PSIP	ExSOP 2001	Old ExSOS	TOTAL ESPs
- under ESPs to end of order (31 March 2007)	0	0	0	0	4,129,916	0	0	4,129,916

Assumptions (shares issuable):

OPTIONS: anything which could normally be exercised by 31 March 2007 is to be included, irrespective of whether or not they are presently under-water.

ESOP: our obligation to issue shares does not exist at the present for future months, and kicks in only once we have collected contributions from employees. Therefore enter NIL for ESOP.